Prep2Grow, LLC

Unaudited GAAP Financial Statements
For the period 7/29/20 (inception) – 12/31/20

Prep2Grow LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Silicon Valley Bank	8,262.74
Stripe Bank account	479.26
Total Bank Accounts	**$8,742.00**
Accounts Receivable	
Accounts Receivable (AR)	9,717.30
Total Accounts Receivable	**$9,717.30**
Total Current Assets	**$18,459.30**
TOTAL ASSETS	**$18,459.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
SV Credit Card	1,519.98
Total Credit Cards	**$1519.98**
Total Current liabilities	**$1,519.98**
Total liabilities	**$1,519.98**
Equity	
Owner investments	20,504.07
Retained Earnings	0.00
Net Income	-3,564.75
Total Equity	**$16,939.32**
TOIAL Labilities and *Equity*	**$18,459.30**

See accompanying notes
to the financial statements

Prep2Grow LLC

Statement of Income

July - December, 2020

	TOTAL
Income	
Discounts given	-9.90
Sales	47,202 .29
Sales of product income	1,671.13
Total Income	$48.863.52
GROSS PROFIT	$48.863.52
Expenses	
Advertising & marketing	2,000.00
Website ads	46,104.19
Total Advertising & marketing	48.104,19
Legal & Professional Fees	0.00
Consulting fees	8,294.39
Total Legal&Professional Fees	8,294 39
Office expenses	0.00
Office supplies	793.02
Software & apps	3,626.46
Website	1,247.68
Total Office expenses	-5,667-16
Stripe fees	79.83
Total Expenses	$62,145.57
NET OPERATING INCOME	$-13,282.05
NET INCOME	$-13,282.05

Prep2Grow LLC

Statement of Cash Flows

July - December, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,317.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (NR)	35.00
SV Credit Card	1,519.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,554.98**
Net cash provided by operating activities	**$-11,762.07**
FINANCING ACTIVITIES	
Owner investments	20,504.07
Net cash by financing activities	**$20, 504.07**
Net CASH INCREASE FOR PERIOD	**$8,742.00**
CASH AT END OF PERIOD	**$8,742.00**

See accompanying notes
to the financial statements

Prep2Grow, LLC

STATEMENT OF MEMBER'S EQUITY

Year Ended December 31 2020

	2020
Member's Equity, Beginning of Year	$ -
Owner investments	20,504.07
Net Income (Loss)	(3,564.75)
Member's Equity, End of Year	$ 16,939.32

Prep2Grow, LLC
Notes to the Financial Statements

1. **Organization and Nature of Business**

   Prep2Grow Limited Liability Company is a three member partnership with the singular goal of making investing more precise, higher returning, and accessible through the use of Big Data and AI. Prep2Grow, LLC was registered in the state of California on July 23, 2020.

   The company generated $48,863.52 in revenue in 2020.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its Ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2020, deposits with each bank up to $250 thousand are insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2020. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk on its cash balances.

   Accrued Expenses

   The Company accrues all current and long term liabilities that exist.

Fair Value of Financial Instruments

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adheres to the authoritative guidance for fair value measurements established framework for measuring fair value using the three-level valuation hierarchy for disclosure of of fair value measurements; Level 1 – Observable inputs that reflect quoted prices that are unadjusted, Level 2 – Observable quoted prices for similar assets, and Level 3 – Observable inputs that are not corroborated by market data.

Cash, any accounts payable, and accrued expenses are reflected at carrying value which approximates fair vale due to the short-term maturity.

Income and Franchise Tax

The Company is registered with the State of California Secretary of State as a Limited Liability General Partnership on July 23, 2020. The entity paid a Franchise Tax of $800 to the State of California. The Company paid no Federal income tax in 2020.

3. Accrued Expenses

The Company has no accrued expenses for year ending December 31, 2020.

4. Intangible assets

The Company holds a domain name for which no value has been given.

6. Subsequent Events

Subsequent events have been evaluated through December 31, 2020. There are no disclosures of subsequent events to report as of this date.